ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 18, 2008

UBS Structured Investments
An Integral Part of a Modern Portfolio

Today’s financial markets are more dynamic, sophisticated and globally connected than ever before — challenging investors’ ability to grow, manage and transfer wealth in a way that addresses specific needs and goals.

As a result, an ever-increasing number of investors seek flexible wealth management solutions that go beyond traditional asset classes.

UBS Structured Investments develops these innovative solutions.

Table of Contents

Structured Investments	1
What Are Structured Investments?	2
Structured Investments at UBS	3
Protection	5
Optimization	7
Performance	8
Leverage	9
Quick Guide to Structured Investments	11
Investment Considerations	13
The Businesses of UBS	15

Structured Investments

Flexible and Diverse Products for a Wide Range of Investor Profiles

As your portfolio develops over time, you may want to look beyond traditional assets to a new suite of investments that can provide more flexibility and control in pursuing your financial goals.

Structured investments are designed to help manage the various risks and constraints inherent in wealth management. Such risks include: principal loss, insufficient current income and tax events. Structured investments also offer clients efficient access to international equities, commodities and alternative strategies such as hedge funds — all of which increase investment options and help mitigate portfolio risk through diversification.

Enhance Diversification
On the other hand, you may be seeking to further diversify your portfolio as part of a long-term growth strategy. Structured investments can provide exposure to certain asset classes that may not otherwise be available to you.

Reduce Risk
Perhaps you are looking to transition to retirement and are concerned about preserving the financial foundation you have spent years building. Structured investments offer a range of choices with reduced risk and capital protection features.

Increase Flexibility
Because structured investments offer more precisely defined potential risk and return, they offer additional flexibility in tailoring a portfolio strategy that reflects your objectives and goals.

What Are Structured Investments?

Strategies for Portfolio Diversification and Risk Management

While structured investments may be new to you, they have actually been used for many years by institutions. In fact, UBS was one of the first firms to begin structuring innovative solutions for large European institutions in the early 1980s.

Structured investments are composed of traditional investments such as stocks and bonds. They may also provide exposure to nontraditional investments such as commodities, currencies and hedge funds.

These traditional or nontraditional investments are combined with the use of financial derivatives such as options, futures contracts and swap agreements. It is the strategic combination of certain derivatives with other traditional and/or nontraditional assets that determines a structured investment’s payout profile at maturity. The strategy is generally delivered to investors in the form of a security in a transaction registered with the SEC but may also be privately placed.

Structured Investments are backed by the credit worthiness of the issuer, UBS AG, and can provide alternative exposure to traditional, direct investments. They possess unique risk-return profiles that allow investors to alter their desired level of exposure and affect portfolio traits.

Structured Investments at UBS

Value-Added Solutions to Manage and Modify Portfolio Traits

At UBS, structured investments are brought to market when they differ in one or more ways from traditional investments of similar profile — and particularly when that differentiation affords additional flexibility and precision in managing wealth.

Access
UBS Structured Investments are commonly designed around securities or strategies that are not typically available to individual investors, such as certain indices, money managers, and hedge funds. When a structured investment provides exposure to an otherwise inaccessible investment or strategy, it is said to possess “access value.”

Design
UBS Structured Investments are frequently constructed with the use of financial derivatives such as options, futures contracts and swap agreements. It is the strategic combination of certain derivatives with other traditional assets and/or nontraditional assets such as indices, that determines a structured investment’s payout profile. Some of these strategies are not available at the non-institutional level, and may be more efficiently managed by UBS, one of the leaders in equity risk management.

Tax Efficiencies
Certain UBS Structured Investments, when compared to a direct investment in the underlying asset, possess important tax advantages such as tax conversion (the ability to convert short-term gains to long-term) or tax deferral (the ability to postpone a taxable event).

Cost and Time
UBS aims to deliver structured investments that provide for convenient and efficient exposure when compared to a direct investment in the underlying security or index. A well-designed structured investment may achieve, in one transaction, what would otherwise require multiple trades, on-going maintenance, and/or higher transaction costs.

Flexibility
One of the most valuable and sophisticated features of structured investments is their ability to be tailored according to a client’s specific market expectations, opinions and mandates. Structured investments are often designed to take advantage of UBS market insights, capital market assumptions and fundamental research.

Structured Investment Categorization
UBS Structured Investments are designed to enhance an investor’s ability to control the risk-return attributes of a portfolio. They are categorized according to investor suitability, and can be broadly characterized as belonging to one of the following four categories.

Category 1: Protection
•	For investors with a low risk tolerance level who are looking for intelligent investment solutions with either full or partial capital protection at maturity
•
Most securities issued in this category are linked to broad-based equity indices or a basket of indices and are designed to address principal preservation needs as well as the importance of equity exposure in achieving potentially better long-term returns than fixed income or cash.

Category 2: Optimization
•	For investors with a moderate tolerance for risk looking to enhance the returns or income generated by their traditional investments
•	May be especially effective during an expected “flat” to “moderately positive-return” market environment
•	May offer varying degrees of downside protection

Category 3: Performance
•	For investors with a moderate to high risk tolerance who seek an alternative to an Exchange-Traded Fund (ETF) or index fund
•	Provide enhanced, risk-adjusted exposure to traditional assets or access to strategies not otherwise easily available to individual investors
•	May offer varying degrees of downside protection

Category 4: Leverage
•	For investors with a high tolerance for risk seeking enhanced returns, or a cost efficient vehicle for hedging a particular market exposure
•	Potential for tax efficiency
•	No principal protection

Protection

Growth Potential with Controlled Risk

Principal protected investments allow investors to gain some exposure to the market while protecting part or all of their principal at maturity. They are created for investors who may be concerned about downside risk yet understand the importance of equity exposure to achieving their financial objectives.

A UBS issued principal protected investment can be linked to indices, index baskets, exchange traded funds or baskets of stocks.

Investors generally give up some or all of the coupon payments that would be paid on a traditional fixed income investment in exchange for a degree of participation in market returns that is paid at maturity.

Risks
•	Returns on principal protected investments may trail the underlying security prior to maturity
•	Principal is protected only if the investment is held to maturity

Investor Profile
Principal protected investments may be appropriate investments for investors who:
•	Tend to follow a conservative investment strategy
•	Seek to manage risk within their equity allocation
•	Are willing to accept the possibility of receiving only partial upside participation
•	Fixed income investors looking for a potential pick- up in return through a degree of equity exposure

In the case of structured investments featuring partial principal protection, investors may lose a portion of their principal if the underlying index declines below the predetermined protection level.

Key differences between full and partial principal protected investments:

Assuming the same underlying investment and investment term, a partial principal protected investment generally allows for higher upside participation (the investor is compensated for taking on some downside risk with a higher potential return).

In addition, depending on the degree of downside risk, some partial principal protected investments may be more tax efficient, when compared to fully principal protected investments.

Optimization

Using Equity Exposure to Enhance Yield

Optimization structured investments can provide enhanced returns with similar downside market risk relative to a direct investment in the equity, commodity or currency to which they are linked.

The enhanced returns can take the form of coupon payments or leveraged exposure to the appreciation of the underlying asset. In exchange for the enhanced returns, these structured investments have a cap — you give up exposure to the underlying asset above a certain level or maximum return. You also do not receive any dividends or distributions that may be paid on the underlying asset.

Risks
•	Some or full downside exposure to the underlying asset depending on the structure
•	Limited return potential if the asset appreciates beyond the capped return level
•	Return of the security may not allow for full participation in the appreciation of the underlying instrument

Investor Profile

Yield enhanced securities may be appropriate investments for investors who:
•	Seek an investment that potentially enhances their portfolio’s yield
•	Are looking for either current income or enhanced return potential, and are comfortable assuming equity market risk
•
Are willing to accept the possible loss of some or all of their principal investment as well as potential delivery of shares upon maturity, while other struc- tures may offer some degree of principal protection

Performance

Strategic and Efficient Access to Markets

Performance structured investments provide exposure to the same types of indices to which Exchange-Traded Funds (ETFs) and index funds are benchmarked.

However — unlike ETFs or index funds — structured investments in the Performance category usually do not pass through or reinvest the dividends paid on the index. Instead, they can provide leveraged exposure to the appreciation of the index or reduced principal risk at maturity, or both.

In addition to indices, Performance structured investments can be linked to stocks and commodities. They also can be linked to rules-based trading strategies, such as Dogs of the Dow, or quantitative trading strategies, such as S&P 500 buy-write strategies. Since Performance structured investments do not pay periodic distributions, they are designed to avoid triggering a tax event for as long as you hold them.

Performance structured investments with partial or contingent principal protection will have less leverage than one with no protection. Unlike Optimization structured investments, they are not subject to a cap or maximum return.

Risks
•	May not track the underlying security “one-for-one”
•	Depending on the fee structure, possible principal loss if security does not post “break-even” return

Investor Profile
Securities in this category may be appropriate investments for investors who:
•	Have a positive view of the underlying asset and who want to participate in its movement
•	Have investments aimed at pursuing similar strategies and who view the securities as a better approach
•	Are willing to accept the possible loss of some or all of their principal investment

Leverage

Increase Exposure or Hedge Risk

Leverage structured investments are call or put options issued as warrants. They can be linked to almost every asset class and provide investment advantages such as leverage, market access, tax efficiency or protection against market risk.

Call warrants give you positive, leveraged returns based on an increase in value of an underlying asset, while put warrants give you positive, leveraged returns based on a decrease in value of an underlying asset.

Risks
•
Leverage structured investments are not principal protected. If the underlying asset does not increase or decrease sufficiently, as applicable, to generate a return greater than the premium you paid, your investment will result in a partial or total loss of your premium.

•
Leveraged structured investments are not standard- ized options of the sort issued by the Options Clearing Corporation (OCC), and thus do not benefit from the creditor protections established by the OCC. Investors must look solely to UBS for performance of its obligations under the securities.

•	There may be little or no secondary market for the warrants. Investors should be willing to hold the warrants until the expiration date

Leverage Strategies to Consider

Magnify a Market View
With structured investments in the Leverage category, an up-front payment gives you a much larger exposure to a particular market than is typically achievable using cash markets. So if you are very bullish or very bearish on a market, structured investments in this category will allow you to increase exposure based on your market view.

Risk Management

Structured investments in the Leverage category provide an efficient source of Leverage and enhance the ability to control the risk/return attributes of a portfolio. If you have an asset in your portfolio that you want to protect from downside market risk, you can purchase a put warrant linked to that asset for a fraction of its value. The put warrant will pay you a leveraged return if the underlying asset declines in value by more than the premium amount that you paid.

Tax Management
Leverage structured investments can provide tax-efficient exposure to hedge funds. Call warrants linked to a hedge fund or a fund-of-hedge funds, provide you leveraged exposure to the positive returns of the underlying fund, along with the potential for tax deferral and long-term capital gains. Also, you won't receive K-1s or be subject to the annual reporting obligation that comes with owning the fund directly.

Investor Profile
Securities in this category may be appropriate investments for investors who:
•	Want leverage and tax efficiency
•	Understand scenarios at maturity and are comfortable with the potential for full loss of premium in exchange for this investment’s potential benefits

Quick Guide to Structured Investment Strategies

Protection Level

Market View	None	Low	Medium	High
Bearish	**Put Warrants** I'm concerned about the downside of my portfolio and want to protect it. – Leveraged exposure to the negative underlying asset return – No principal protection; losses limited to up-front premium 	**Bearish Autocallable Optimization Securities with Contingent Protection** I expect the market to be flat or maybe fall, but not by much. – Automatic payout if the underlying asset is flat or down – Contingent protection of principal at maturity 	**Bearish Return Optimization Securities with Partial Protection** I'm concerned about a market downturn and want to hedge my market exposure. – Positive, leveraged exposure to the negative returns of the underlying asset to a cap – Partial protection of principal at maturity 	**Bearish Principal Protection Notes** I'd like to get short the market but don't want to risk my principal. – Positive participation in the negative returns of the underlying asset – 100% principal protection at maturity 
Neutral	**Return Optimization Securities** I have a target return for my portfolio but don't think the market will get there on its own. – Leveraged exposure to the positive returns of the underlying asset to a cap – No principal protection; 1-for-1 downside exposure 	**Autocallable Optimization Securities with Contingent Protection** I expect the market to be flat or maybe rise, but not by much. – Automatic payout if the underlying asset is flat or up – Contingent protection of principal at maturity 	**Return Optimization Securities with Partial Protection** I'm willing to give up some upside to protect some of the downside. – Leveraged exposure to the positive returns of the underlying asset to a cap – Partial protection of principal at maturity 	**Absolute Return Barrier Notes** I don't know what to expect from the markets. – Potential to participate in the absolute returns of the underlying asset – 100% principal protection at maturity 
Bullish	**Call Warrants** I'm very bullish and am willing to take on risk to express that view. – Leveraged exposure to the positive returns of the underlying asset – No principal protection; losses limited to up-front premium 	**Performance Securities with Contingent Protection** I'm seeking higher risk-adjusted returns for the market exposure I'm taking. – Participate in the growth of the underlying asset with enhanced returns – Contingent protection of principal at maturity 	**Performance Securities with Partial Protection** I'm looking for market exposure but don't want the full market risk. – Participate in the growth of the underlying asset with enhanced returns – Partial protection of principal at maturity 	**Principal Protection Notes** I'm comfortable investing in bonds but want to consider investing in other markets. – Participate in the growth of the underlying asset – 100% principal protection at maturity

Additional Structured Investment Strategies

Investment Considerations
As with any investment, it is important to carefully consider the risks of investing in structured investments. These risks are discussed in detail in the prospectus for each structured investment. Some of these risks include:

Secondary Market Risk. Any degree of principal protection only applies at maturity. Structured investments are subject to market risk prior to maturity. Investors may receive less than their principal if they sell their structured investment prior to maturity.

No Guarantee of Liquidity. Structured investments are not listed (unless explicitly stated otherwise). The issuer of a structured investment is expected to maintain a secondary market for the structured investment, but liquidity cannot be guaranteed. In the event that no liquidity is available, investors should be prepared to hold their structured investment until maturity.

Credit Risk. Structured investments are obligations of the applicable issuer. You should consider the credit risk of the issuer prior to investing in a structured investment.

No Dividends or Voting Rights. In owning a structured investment rather than owning the underlying asset directly, you give up certain benefits associated with direct ownership. If the underlying asset pays a dividend, that dividend will not be paid out to you. You also will not have voting rights that direct owners may have.

Taxation. The tax treatment of a structured investment may be very different than its underlying asset. The offering document for a structured investment contains a tax disclosure discussing the expected federal income tax consequences. You should be familiar with these tax consequences and should consult your own tax advisor about your situation.

The returns on structured investments are linked to the performance of the relevant underlying asset or index. Investing in a structured investment is not equivalent to investing directly in the underlying asset or index. Clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment before investing in any structured investment.

Investment Considerations

Weighing the Benefits, Costs, and Risks of Equity Structured Investments

Having a strong grasp of the trade-offs associated with any investment strategy is critical. Understanding the portfolio benefits associated with specific structured investments, as well as the sacrifices that you may make in exchange for these benefits, should lead to realistic expectations and appropriate portfolio positioning.

Some factors to consider when making a purchase:

Price Movement in the Secondary Market
If a structured investment is sold before maturity, investors should understand that its performance might lag or lead that of the underlying security or index. This could be due to the volatility of the underlying security, the market price, the time remaining to the maturity, or the supply and demand for the structured investment.

At-Maturity Outcomes
Since UBS Structured Investments do possess unique traits compared to a direct investment in the underlying security or index, it is important for investors to fully understand return profiles and all possible scenarios at maturity.

For example,
•	Does the investment have limited upside potential or a maximum return cap?
•	If the investment is principal protected, is it fully principal protected or partially protected? What is the maximum loss potential?
•	If the investment is a call warrant, what return is needed over the term to make back the initial premium investment, and how much leverage is received for returns greater than the premium amount?
•	If the investment is a UBS Yield Optimization Note with Contingent Protection, does it require investors to accept delivery of shares of the underlying common stock at maturity?

Liquidity
It is the policy of UBS to maintain a secondary market for all of its structured investment offerings, although it is not obligated to do so. On most issues, liquidity is available daily. However, on hedge fund and fund-of-funds structured investments, redemption opportunities may be less frequent.

Credit Strength of the Issuer
When investors purchase a structured investment, it is typically backed by the issuing firm. UBS Structured Investments are backed by UBS’s Aa1/AA-(Moody’s and S&P respectively) credit rating,* one of the highest amongst our major competitors.

Tax Considerations
Investors should carefully review the tax implications associated with each structured investment as they vary depending on each investor’s personal situation. While some structured investments present tax efficiencies (compared to a direct investment in the underlying security), others may be less tax advantageous.

*as of 4/1/08

Costs
Not all structured investments have the same fee structure. Most often, UBS sells newly issued structured investments at par, with no sales charge or commission during the marketing period. Instead, we may receive an underwriting concession, which is generally built into the initial offering price. When sold through brokerage firms, registered representatives typically receive a percentage of this underwriting concession.

Some structured investments have annual fees or adjustment factors instead of or in addition to, an underwriting concession. Equity and commodity linked offerings typically have no early redemption penalties, while many hedge fund structured investments do, as a result of their less liquid nature.

Risks
The returns on UBS Structured Investments are linked to the performance of their underlying securities. Investing in a structured investment is not equivalent to investing directly in the underlying security. Before investing, clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment.

An investment in UBS Structured Investments involves risks. These risks can include but are not limited to: fluctuations in the price, level or yield of underlying securities, interest rates, currency values and credit quality, substantial or complete loss of principal, limits on participation in appreciation of underlying instrument, limited liquidity, UBS credit risk and conflicts of interest.

Investors are always urged to review the risks section of the appropriate prospectus for a full discussion of risk factors and investor suitability. The prospectus has other important information including:

•	Calculation of the investment’s payment at maturity (with at-maturity-scenario tables and payout profile graphs)
•	Additional and historical information on the underlying security
•	Supplemental tax considerations

The prospectus is generally available both in physical form and via email for investors who have consented to receive in electronic form.

The Businesses of UBS

A Global, Integrated Financial Services Firm

Investment Bank
UBS’s global investment banking and securities business is consistently placed in the top tiers of major industry rankings. We are a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. We also offer our clients first rate expertise and execution in fixed income and foreign exchange. In investment banking, we provide premium advice and execution capabilities to our corporate client base worldwide. All our businesses are sharply client focused, providing innovative products, acclaimed research and comprehensive access to the world’s capital markets.

Wealth Management
With more than 140 years of experience, our global wealth management business provides a comprehensive range of products and services individually tailored for wealthy clients around the world. In the US, it is one of the top wealth managers and is the world’s leading private banking business, voted ‘Best Global Private Bank’ in Euromoney 2007 for the fourth consecutive year.

Global Asset Management
As a leading asset manager, our Global Asset Management business provides a broad base of innovative capabilities including both traditional and alternative investment solutions for, among other clients, financial intermediaries and institutional investors across the world.

Why UBS?
•	Consistently recognized as a leader in Equity Risk Management
•	Strength of credit rating (Moody’s: Aa1, S&P: AA-, Fitch: AA-)*
-	Peace of mind for our investors
•	Globally integrated presence in all major financial markets
-	More than 80,000 employees across 50 countries
•	High caliber and experience of sales and trading team professionals

*As of 4/1/08.

This material is issued by UBS AG or an affiliate (“UBS”). For more information on the risks associated with UBS Structured Investments, please read the risk factors section in the offering materials relating to a specific offering before making an investment decision.

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and any applicable prospectus supplement by calling UBS toll-free (+1-800-722 7370).

Transactions and securities of the type described in the United States segment of this communication may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. Such risks may include, without limitation, the risk of adverse and unanticipated market developments and the risk of issuer default or illiquidity. In certain transactions, investors may lose their entire investment and incur an unlimited loss. This brief statement does not disclose all of the risks in connection with transactions and securities of the types described in this communication, and you should ensure that you fully understand the terms of any transaction/security, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to investing.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his or her own attorney, business advisor and tax advisor as to legal, business and tax advice.

Notwithstanding any other statement in this document, each prospective investor (and each employee, representative, or other agent of such prospective investor) may disclose to any and all persons, without limitations of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure. Any such disclosure of the tax treatment, tax structure and other tax-related materials shall not be made for the purpose of offering to sell the securities described herein or soliciting an offer to purchase any such securities. For purposes of this paragraph, the terms “tax treatment” and “tax structure” have the meaning given to such terms under United States Treasury Regulation Section 1.6011-4(c) and applicable U.S. state or local tax law.

Circular 230 Disclaimer: UBS AG and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with UBS AG of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

In the US, securities underwriting, trading and brokerage activities and M&A advisory activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges and SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Securities LLC
Structured Investments
677 Washington Boulevard
Stamford, CT 06901
Tel: +1-203-719 7200
Fax: +1-203-719 3477
structuredinvestments@ubs.com

www.ubs.com/structuredinvestmentsus